FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* De Gasperis, Corrado F.	2. Issuer Name and Ticker or Trading Symbol GrafTech International Ltd. (GTI)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Vice President, Chief Financial Officer & Chief Information Officer

(Last) (First) (Middle) c/o GrafTech International Ltd. 1521 Concord Pike, Suite 301	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/15/2003
(Street) Wilmington,, DE 19803		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								11,374	D
Common Stock								18,414	I	By Regular Stock Fund. (1)
Common Stock	1/15/03		A		349	A	$5.97	13,813	I	By Compensation Deferral Plan.(2)
Common Stock								4,500	I	By Spouse.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Time options (right to buy)	$29.2219							7/14/00	1/25/07	Common Stock	21,000		21,000	D
Time options (right to buy)	$17.0625							(3)	9/29/08	Common Stock	75,000		75,000	D
Time options (right to buy)	$14.00							2/28/05	2/28/10	Common Stock	30,000		30,000	D
Time options (right to buy)	$8.56							12/15/02	12/15/10	Common Stock	60,000		60,000	D
Time options (right to buy)	$8.85							(4)	9/25/11	Common Stock	57,500		57,500	D

Explanation of Responses:

(1) Represents the number of units attributable to the reporting person's participation through automatic payroll deductions in the Company Stock Fund option of the UCAR Carbon Savings Program. The amount of units reported is given as of the last business day of the month preceding the transaction(s) reported in this filing.
(2) Represents obligations attributable to the reporting person's participation through automatic payroll deductions whose value is based on the Common Stock under the Company's Compensation Deferral Program. The reporting person disclaims beneficial ownership of these securities.
(3) Of such options, 25,000 vested on each of May 21, 1999, July 14, 1999 and September 29, 1999.
(4) Options were granted as part of annual grant. Of such options, 12,500 vested on September 25, 2001 and 45,000 will vest on September 25, 2003.

By: /s/ Karen G. Narwold Karen G. Narwold, Attorney-in-fact for Corrado F. De Gasperis **Signature of Reporting Person	January 16, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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